SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Amendment No. 3

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ACXIOM CORPORATION

(Name of Issuer)

ACXIOM CORPORATION

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.10 Par Value

(Title of Class of Securities)

005125109

(CUSIP Number of Class of Securities)

Jerry C. Jones

Acxiom Corporation

1 Information Way,

P.O. Box 8180

Little Rock, Arkansas 72203-8180

Telephone (501) 342-1000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

H. Watt Gregory, III, Esq. Kutak Rock LLP Suite 2000 124 West Capitol Avenue Little Rock, Arkansas 72201 Telephone: (501) 975-3000	Peter R. Douglas, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$300,000,000	$32,100

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 11,111,111 outstanding shares of Common Stock at the maximum tender offer price of $27.00 per share.
**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 3 to Schedule TO, filed in response to comments provided by the staff of the Securities and Exchange Commission’s Division of Corporation Finance, amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 7, 2006 (“Schedule TO”) by Acxiom Corporation, a Delaware corporation (the “Company”), as amended by Amendment No. 1 filed on August 7, 2006, and by Amendment No. 2 filed on August 9, 2006, relating to the offer by the Company to purchase for cash up to 11,111,111 shares of its Common Stock, par value $0.10 per share (the “Shares”), including the associated stock purchase rights, at a price not greater than $27.00 nor less than $25.00 per share, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 7, 2006, as amended (the “Offer to Purchase”) and the accompanying Letter of Transmittal, which together, as they may be amended and supplemented from time to time, constitute the “Offer.”

All information in the Offer to Purchase, which was previously filed with the Schedule TO as Exhibit (a)(1)(i) and Exhibit (a)(1)(i)(A) to the Schedule TO, as amended, is hereby expressly incorporated in this Amendment No. 3 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

Items 1 Through 11

On August 22, 2006, in response to comments from the SEC, the Company amended the disclosure in the Offer to Purchase, as follows:

(1) The second bullet point paragraph under “Summary Term Sheet,” on page 3, is amended to read as follows:

•	No legal action shall have been threatened, pending or taken by third parties that (i) challenges or relates to the Offer, and (ii) could materially and adversely affect our business, financial condition, assets, income, operations or future business prospects or could otherwise materially impair the contemplated future conduct of our business or our ability to purchase up to 11,111,111 Shares in the Offer, or (iii) arises from or is related to our settlement with the ValueAct Group, as discussed in Section 11, under “Agreements or Undertakings.”

(2) The fourth bullet point paragraph under “Summary Term Sheet,” on page 3, is amended to read as follows:

•	No changes in the general political, market, economic or financial conditions in the United States or abroad that could adversely affect our business, financial condition, assets, income, operations or future business prospects or otherwise materially impair the contemplated future conduct of our business.

(3)	The ninth bullet point paragraph under “Summary Term Sheet,” on page 3, is amended to read as follows:

•	No material adverse change in our and our subsidiaries’ business, financial condition, assets, income, operations or future business prospects, shall have occurred or been threatened.

(4) The third paragraph on page 20, under Section 3, “Procedures for Tendering Shares,” is amended to read as follows:

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the Purchase Price, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination, in the absence of a final and non-appealable determination of a court to the contrary, shall be final and binding on all parties. We reserve the absolute right to reject any or all tenders of Shares determined by us not to be in proper form, or the acceptance of which or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of particular Shares, and our interpretation of the terms of the Offer (including the instructions in the Letter of Transmittal), in the absence of a final and non-appealable determination of a court to the contrary, will be final and binding on all parties. No tender of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as we shall determine. None of us, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or incur any liability for failure to give any such notification.

(5) The last paragraph on page 21, under Section 4, “Withdrawal Rights,” is amended to read as follows:

We will determine all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in our sole discretion, which determination, in the absence of a final and non-appealable determination of a court to the contrary, shall be final and binding. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, and such determination, in the absence of a final and non-appealable determination of a court to the contrary, will be binding on all stockholders. None of us, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

(6) Section 7, “Conditions of the Offer,” beginning on page 23, is hereby amended to read as follows:

7. Conditions of the Offer.

Notwithstanding any other provision of the Offer, we will not be required to accept for payment or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, and the payment for, Shares tendered, subject to the requirements of the Exchange Act for prompt payment for or return of Shares, if at any time on or after August 7, 2006 (or such earlier date as may be specified in the relevant condition) and before the Expiration Date any of the following events shall have occurred or are determined by us to have occurred, that, in our reasonable judgment, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment:

(1) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the Offer or the acquisition of some or all of the Shares pursuant to the Offer or otherwise relates in any manner to the Offer and (ii) in our reasonable judgment, could materially and adversely affect our and our subsidiaries’ business, financial condition, assets, income, operations or future business prospects, taken as a whole, or could otherwise materially impair in any way the contemplated future conduct of the business of us and our subsidiaries, taken as a whole, or materially impair our ability to purchase up to 11,111,111 Shares in the Offer or (iii) arises from or is related to our settlement with the ValueAct Group of the matters discussed in Section 11 under “Agreements, Arrangements or Understandings”;

(2) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or is reasonably likely to directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit completion of the Offer, or (ii) delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the Shares;

(3) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories, including, but not limited to, an act of terrorism, (iv) any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our and our subsidiaries’ business, financial condition, assets, income, operations or future business prospects, taken as a whole, (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof or (vi) any decrease of more than 15% in the market price of the Shares or in the Dow Jones Industrial Average, New York Stock Exchange Index, Nasdaq Composite Index or the Standard and Poor’s 500 Composite Index measured from the close of trading on August 4, 2006;

(4) a tender offer or exchange offer for any or all of our Shares (other than this Offer) shall have been commenced, or we shall have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction, other than in the ordinary course of business;

(5) (i) any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares (other than any such person, entity or group who has filed a Schedule 13D or Schedule 13G with the Commission on or before August 7, 2006), (ii) any such entity, group or person who has filed a Schedule 13D or Schedule 13G with the Commission on or before August 7, 2006 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding Shares or (iii) any new group shall have been formed which beneficially owns more than 5% of the outstanding Shares (options for and other rights to acquire Shares which are acquired or proposed to be acquired being deemed for purposes of this clause (5) to be immediately exercisable or convertible);

(6) any change shall have occurred or been threatened in the business, financial condition, assets, income, operations or future business prospects of us or our subsidiaries, taken as a whole, that, in our judgment, is or may be reasonably likely to be material and adverse to us or our subsidiaries;

(7) we determine that there is a reasonable likelihood that either (i) the Shares would be held of record by less than 300 persons, or (ii) the completion of the Offer and the purchase of the Shares may otherwise cause the Shares to be delisted from Nasdaq or to be eligible for deregistration under the Exchange Act; or

(8) prior to the expiration of the Offer, (i) our existing credit facility has not been amended to provide us with $800,000,000 in new Credit Facilities effective on the terms described in Section 9, comprised of a $200,000,000 Multi-Currency Revolving Credit Facility and a $600,000,000 Term Loan Facility to be provided by our lenders, of which $300,000,000 shall have been authorized to fund the Offer. See Section 9 for a description of the Credit Facilities.

The foregoing conditions are for our sole benefit and may be asserted by us, or may be waived by us in whole or in part, at any time in our sole discretion before the Expiration Date. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right. Each such right is an ongoing right and may be asserted at any time and from time to time. Any determination or judgment by us concerning the events described above, in the absence of a final and non-appealable determination of a court to the contrary, will be final and binding on all parties.

(7) The second paragraph on page 27, under Section 10, “Certain Information Concerning Us,” is amended to read as follows:

More comprehensive financial information is included in such reports, and readers are directed to such reports for such information which is incorporated herein by reference as more particularly set forth below under “Incorporation by Reference,” copies of which reports may be obtained as set forth below under “Additional Information About Us.”

(8) The fourth and fifth sentences of the paragraph captioned “Additional Information About Us,” appearing on page 32, are amended to read as follows:

Such material and other information may be inspected at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained by mail, upon payment of the Commission’s customary charges, by writing to the Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549.

(9) The section captioned “Incorporation by Reference,” beginning on page 32, is amended to read as follows:

Incorporation by Reference: The rules of the Commission allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. These documents contain important information about us.

SEC Filings	Period or Date Filed
Annual Report on Form 10-K*	Year ended March 31, 2006*
Amendment to Annual Report on Form 10-K/A	Year ended March 31, 2006
Current Report on Form 8-K	August 7, 2006
Quarterly Reports on Form 10-Q**	Quarter ended June 30, 2006**

* Our financial statements for the two years ended March 31, 2006 and 2005, respectively, incorporated herein by reference, are included within Item 15 of our Annual Report on Form 10-K and appear in the Form 10-K beginning at page F-28.

** Our unaudited financial statements for the three months ended June 30, 2006 and 2005, respectively, incorporated herein by reference, are included within Item 1 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and appear in the Form 10-Q beginning at page 3.

We incorporate by reference into this Offer to Purchase the documents listed above. You may request a copy of these filings, at no cost, by writing or telephoning us at our principal executive offices at the following address: Investor Relations, Acxiom Corporation, 1 Information Way, P.O. Box 8180, Little Rock, Arkansas 72203-8180, (501) 342-1000. Please be sure to include your complete name and address in the request.

You can obtain the documents described under “Additional Information” and any of the documents incorporated by reference in this document from us or from the Commission’s web site at the Commission’s web site described above. You can obtain the documents described under “Additional Information” and documents incorporated by reference in this Offer to Purchase from us, without charge, by requesting them in writing or by telephone from us at Investor Relations, Acxiom Corporation, 1 Information Way, P.O. Box 8180, Little Rock, Arkansas 72203-8180, (501) 342-1000. Please be sure to include your complete name and address in the request. If you request any incorporated documents, we will mail them by first class mail, or another equally prompt means, promptly after we receive the request.

Item 12. Exhibits.

(a)(1)(i)(B)	Offer to Purchase as amended August 22, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACXIOM CORPORATION

By:	/s/ Jerry C. Jones
Name:	Jerry C. Jones
Title:	Business Development/Legal Leader
and Assistant Secretary

Dated: August 22, 2006

EXHIBIT INDEX

(a)(1)(i)*	Offer to Purchase dated August 7, 2006, as amended.

(a)(1)(i)(A)**	Amendment dated August 7, 2006 to the Offer to Purchase.

(a)(1)(i)(B)†	Offer to Purchase as amended August 22, 2006.

(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 7, 2006.

(a)(1)(v)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 7, 2006.

(a)(1)(vi)*	Letter to Stockholders dated August 7, 2006 from Charles D. Morgan, Chairman of the Board and Company Leader of Acxiom Corporation.

(a)(1)(vii)*	Letter from Acxiom Corporation Retirement Savings Plan Administrator and Notice to all Participants in the Acxiom Corporation Retirement Savings Plan dated August 7, 2006.

(a)(1)(vii)(A)***	Amendment dated August 9, 2006 to Letter from Acxiom Corporation Retirement Savings Plan Administrator and Notice to all Participants in the Acxiom Corporation Retirement Savings Plan dated August 7, 2006.

(a)(1)(viii)*	Letter from Acxiom Corporation Retirement Savings Plan Administrator to Participants in the Retirement Savings Plan who are subject to Section 16 of the Securities and Exchange Act of 1934, as amended, dated August 7, 2006.

(a)(1)(ix)*	Notice to Participants in the 2005 Stock Purchase Plan of Acxiom Corporation from the Agent for the 2005 Stock Purchase Plan of Acxiom Corporation dated August 7, 2006.

(a)(1)(x)*	Notice to Holders of Vested Stock Options dated August 7, 2006.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)*	Form of summary advertisement dated August 7, 2006.

(a)(5)(ii)*	Acxiom Stock Tender Offer—Questions and Answers.

(a)(5)(iii)**	Transcript of Internal Conference Call with Organization Leadership on August 7, 2006.

(a)(5)(iv)**	Text of Email Correspondence from Charles D. Morgan to Acxiom associates worldwide, on August 7, 2006.

(a)(5)(v)**	Script of Press Conference Comments by Charles D. Morgan on August 7, 2006.

(b)(i)*	Senior Secured Credit Facility Commitment Letter dated August 6, 2006 between J.P. Morgan Securities Inc., JPMorgan Chase Bank, National Association and Acxiom Corporation.

(b)(ii)*	Summary of the Terms and Conditions Proposed Acxiom Corporation $800,000,000 Multi-Currency Revolving Credit and Term Loan Facilities.

(d)(1)	Rights Agreement dated January 28, 1998 between Acxiom Corporation and First Chicago Trust Company, as Rights Agent, including the forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Rights Agreement and the form of Certificate of Designation and Terms of Participating Preferred Stock of Acxiom Corporation, included in Exhibit B to the Rights Agreement (previously filed as Exhibit 4.1 to Acxiom Corporation’s Current Report on Form 8-K dated February 10, 1998, Commission File No. 0-13163, and incorporated herein by reference).

(d)(2)*	Agreement dated as of August 5, 2006 by and among Acxiom Corporation and VA Partners, LLC, ValueAct Capital Master Fund, L.P., ValueAct Capital Management, L.P., and ValueAct Capital Management, LLC.

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed with Schedule TO on August 7, 2006.
**	Previously filed with Amendment No. 1 to Schedule TO on August 7, 2006.
***	Previously filed with Amendment No. 2 to Schedule TO on August 9, 2006.
†	Filed herewith.